Exhibit 19.1

Solidion Technology, Inc.

Insider Trading Policy

(Adopted February 2, 2024)

I.	Introduction

This Insider Trading Policy (the “Policy”) describes the standards, policies and procedures of Solidion Technology, Inc. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of confidential information.

During the course of your employment, directorship, consultancy or other relationship with the Company, you may receive important information that is not yet publicly available about the Company or about other publicly-traded companies with which the Company has business dealings (the “Inside Information”). Because of your access to this Inside Information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or the securities of certain other companies or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic,” which is described later in this Policy.

Part II of this Policy addresses the Company’s policies around “insider trading” and Part III of this Policy imposes additional trading restrictions and procedures for certain Company insiders.

II.	Insider Trading Policy

A.	Applicability

This Policy applies to the Company itself, all Company employees, all Company officers, all members of the Company's board of directors, and their respective family members, as well as the Company’s consultants and other contractors who have access to Inside Information concerning the Company (each, a “Covered Person”). Additionally, this Policy applies to all entities or persons who are influenced or controlled by a Covered Person or the Company, including any corporations, partnerships or trusts. From time to time, the Company’s Chief Financial Officer is authorized to designate “others” who will be subject to this Policy.

This Policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities (collectively, the “Company Securities”). Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities.

Covered Persons have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Covered Persons must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he/she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Chief Financial Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Penalties.”

B.	Prohibited Transactions

You shall not engage in any transaction involving a purchase or sale of the Company Securities, including any offer to purchase or offer to sell, while in possession of “inside” (material, nonpublic) information.

You shall not disclose Inside Information about the Company to any other person where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates (also known as “tipping”), nor shall you make recommendations or express opinions on the basis of Inside Information as to trading in the Company Securities.

Further, you shall not engage in any transaction involving the purchase or sale of another company’s securities while in possession of material nonpublic information about such company when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company and for which there is a relationship of trust and confidence concerning the information.

Additionally, it is important that the appearance of insider trading in securities be avoided. The only exception, as further described below, is that transactions directly with the Company, e.g., option exercises for cash are permitted. However, the subsequent sale or other disposition of such stock is fully subject to these restrictions.

C.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess “inside” information; that is, material, non-public information.

The key to determining whether nonpublic information you possess about a public company is inside “material” information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Any information that could reasonably be expected to affect the price of the security is material. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. If the information makes you want to trade, it would probably have the same effect on others. When in doubt about whether particular nonpublic information is material, you should presume it is material.

Although by no means an all-inclusive list, information about the following items may be considered to be Inside Information until it is publicly disseminated:

●	significant changes in the Company’s prospects;

●	financial results or forecasts;

●	major new services, products or processes;

●	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

●	pending public or private sales of debt or equity securities;

●	declaration of stock splits, dividends or changes in dividend policy;

●	major contract awards or cancellations;

●	pricing changes or discount policies;

●	gain or loss of a significant agreement or other contracts with customers or suppliers;

●	corporate partner relationships;

●	top management or Board of Directors, or other control changes;

●	possible tender offers or proxy fights;

●	significant write-offs, write-downs, or increases in reserves;

●	a change in auditors or notification that the auditor’s reports may no longer be relied upon;

●	significant litigation or developments regarding such significant litigation;

●	cybersecurity risks and incidents, including vulnerabilities and breaches, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

●	liquidity problems;

●	impending bankruptcy;

●	significant related party transactions;

●	changes in earnings estimates or unusual gains or losses in major operations;

●	the establishment of a share repurchase program for Company Securities; and

●	extraordinary borrowings.

Remember, both positive and negative information can be material.

Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of Inside Information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company Securities on Friday.

If you possess Inside Information, you may not trade in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated as described above. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the Inside Information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

D.	Other Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s Chief Financial Officer if you desire to make purchases of Company stock during any period in which the Company is conducting an offering. Similar considerations may apply during period when the Company is conducting or has announced a tender offer.

III.	Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

IV.	Stock Trading by Officers and Directors and Other Members of Management

Because the officers and directors and certain members of management of the Company are the most visible to the public and are most likely, in the view of the public, to possess Inside Information about the Company, we require them to do more than refrain from insider trading. We require that they limit their transactions in the Company’s stock to defined time periods following public dissemination of quarterly and annual financial results and notify and receive prior approval from Chief Financial Officer prior to engaging in transactions in the Company’s stock.

A.	Covered Insiders

The provisions outlined in this stock trading policy apply to all officers and directors of the Company. In addition, certain members of management and other employees, including any controller or member of the accounting and finance team involved in the preparation of Company financial statements, or such other individuals who are designated by the Chief Executive Officer or the Chief Financial Officer and informed of such designation, are subject to this Policy because of their access to sensitive Company information. Generally, any entities or family members whose securities trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B.	Window Period

Generally, except as set forth in this paragraphs B, C, D, and F of this Policy, officers and directors and other members of management may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual or quarterly financial results and closes 15 days prior to the end of the Company’s fiscal quarter.

This window period may be closed early or may not open if, in the judgment of the Chief Financial Officer, there exists undisclosed information that would make trades by members of the Company’s management and directors inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered Inside Information.

It should be noted that even during the “open window”, any person possessing Inside Information should not engage in any transactions in the Company Securities until two full trading days have elapsed since the date of public disclosure of such information, whether or not the Company has recommended a suspension of trading to that person.

An officer or director or other member of management who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

C.	Exceptions to Window Period

1. Option Exercises. Directors and officers and other members of management may exercise options for cash granted under the Company’s stock option plans without restriction to any particular period. However, the subsequent sale of the stock acquired upon the exercise of options is subject to all provisions of this Policy.

2. 10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company Securities made pursuant to, and in compliance with, a written plan established by a director, officer or other member of management that meets the requirements of Rule 10b5-1 (the “Trading Plan”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may be made without restriction to any particular period provided that the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of Inside Information about the Company and the Company had not imposed any trading blackout period. All Trading Plans (along with any revisions or amendments thereto) must be reviewed and approved in advance of adoption and any trades thereunder by the Chief Financial Officer and the Company must be notified of any termination of such Trading Plan. All Trading Plans shall be subject to a 30-day cooling off period (or such other cooling off period as may be required by law) between the date of adoption of a Trading Plan and the date of the first transaction.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, officers and directors and other members of management may not engage in any transaction in the Company Securities, including any purchase or sale in the open market, loan, or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer or such other person so designated by the Chief Financial Officer (each, a “Clearing Officer”) at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if so, will direct the applicable personnel to assist in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

E.	Special and Prohibited Transactions

No officer, director or other members of management may engage in short sales, transactions in put or call options, or hedging transactions with respect to the Company’s stock at any time. Further, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. Additionally, the Company discourages placing standing or limit orders on Company Securities. If a Covered Person determined that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined above under the heading “Pre-Clearance and Advance Notice of Transactions.”

F.	Short-Swing Trading/Control Stock/Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), and any notices of sale required by Rule 144.

V.	Duration of Policy’s Applicability

This Policy continues to apply to your transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company even after your employment, directorship, consultancy or other relationship with the Company has terminated. If you are in possession of Inside Information when your relationship with the Company concludes, you may not trade in the Company’s stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

VI.	Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of Inside Information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this Policy should contact his or her own attorney or the Company’s Clearing Officer.